UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 30)*

AutoNation, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05329W102

(CUSIP Number)

Amanda N. Persaud Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 16, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05329W102	Page 2 of 16 Pages

1		NAME OF REPORTING PERSON ESL Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,117,331
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 44,117,331
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,117,306
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.7%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 05329W102	Page 3 of 16 Pages

1		NAME OF REPORTING PERSON ESL Institutional Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,704
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,704
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,117,306
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.7%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 05329W102	Page 4 of 16 Pages

1		NAME OF REPORTING PERSON ESL Investors, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,882,401
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,882,401
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,117,306
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.7%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 05329W102	Page 5 of 16 Pages

1		NAME OF REPORTING PERSON ESL Investments, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 62,226,590
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 62,226,590
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,117,306
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.7%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 05329W102	Page 6 of 16 Pages

1		NAME OF REPORTING PERSON CBL Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,220,154
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,220,154
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,117,306
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.7%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 05329W102	Page 7 of 16 Pages

1		NAME OF REPORTING PERSON Tynan, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 91,242
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 62,628
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,117,306
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.7%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 05329W102	Page 8 of 16 Pages

1		NAME OF REPORTING PERSON RBS Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,999,732
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 56,999,732
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,117,306
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.7%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 05329W102	Page 9 of 16 Pages

1		NAME OF REPORTING PERSON RBS Investment Management, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,704
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,704
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,117,306
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.7%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 05329W102	Page 10 of 16 Pages

1		NAME OF REPORTING PERSON Edward S. Lampert
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,754,991
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 65,520,509
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,117,306
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.7%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 05329W102	Page 11 of 16 Pages

1		NAME OF REPORTING PERSON William C. Crowley
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 362,315
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 272,628
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,117,306
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.7%
14		TYPE OF REPORTING PERSON IN

This Amendment No. 30 to Schedule 13D (this “Amendment No. 30”) relates to shares of common stock, par value $0.01 per share (“Shares”), of AutoNation, Inc. (the “Issuer”).  This Amendment No. 30 supplementally amends the statement on Schedule 13D, as amended, filed by a group consisting of ESL Partners, L.P., a Delaware limited partnership (“ESL”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), ESL Investments, Inc., a Delaware corporation (“Investments”), CBL Partners, L.P., a Delaware limited partnership (“CBL”), Tynan, LLC, a Delaware limited liability company (“Tynan”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), Edward S. Lampert and William C. Crowley, both United States citizens, by furnishing the information set forth below.  ESL, Institutional, Investors, Investments, CBL, Tynan, RBS, RBSIM, Mr. Lampert and Mr. Crowley are collectively defined as the “Filing Persons.”  Unless set forth below, all previous Items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Securities and Exchange Commission.

The Filing Persons are filing this Amendment No. 30 to report that Investments has entered into a modification to a certain agreement as described in Item 4 hereof.

Item 4.      Purpose of Transaction

Item 4 is hereby amended to add the following:

On December 16, 2010, Investments and its affiliates entered into an extension agreement (the “Second Extension Agreement”) with respect to the Letter Agreement with Toyota, pursuant to which the parties to the Letter Agreement with Toyota agreed to extend the termination date of the Letter Agreement to December 31, 2011 in accordance with the terms of the Letter Agreement.

The foregoing summary of the Second Extension Agreement does not purport to be complete and is qualified in its entirety by reference to the Second Extension Agreement, which is incorporated by reference as Exhibit 7 and is incorporated herein by reference.

Other than as described in this Item 4, none of the Filing Persons, nor, to the knowledge of each Filing Person, any individuals listed in response to Item 2 hereof, has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Filing Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.      Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)-(b)     As of December 17, 2010, the Filing Persons may be deemed to beneficially own an aggregate of 81,117,306 Shares (approximately 54.7% of the outstanding Shares based on the Issuer having 147,996,955 Shares outstanding on October 25, 2010, as disclosed in the Issuer’s last quarterly report on Form 10-Q filed October 28, 2010, plus 210,000 Shares issuable upon the exercise of director stock options held by Mr. Crowley).

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER	SHARED VOTING POWER	SOLE DISPOSITIVE POWER	SHARED DISPOSITIVE POWER
ESL Partners, L.P.	81,117,306 (1)	54.7%	44,117,331	0	44,117,331	0
ESL Institutional Partners, L.P.	81,117,306 (1)	54.7%	6,704	0	6,704	0
ESL Investors, L.L.C.	81,117,306 (1)	54.7%	12,882,401	0	12,882,401	0
ESL Investments, Inc.	81,117,306 (1)	54.7%	62,226,590 (2)	0	62,226,590 (2)	0
CBL Partners, L.P.	81,117,306 (1)	54.7%	5,220,154	0	5,220,154	0
Tynan, LLC	81,117,306 (1)	54.7%	91,242	0	62,628 (3)	0
RBS Partners, L.P.	81,117,306 (1)	54.7%	56,999,732 (4)	0	56,999,732 (4)	0
RBS Investment Management, L.L.C.	81,117,306 (1)	54.7%	6,704 (5)	0	6,704 (5)	0
Edward S. Lampert	81,117,306 (1)	54.7%	80,754,991 (6)	0	65,520,509 (3)	0
William C. Crowley	81,117,306 (1)	54.7%	362,315 (7)	0	272,628 (3)	0

(1)       This number consists of 44,117,331 Shares held by ESL, 6,704 Shares held by Institutional, 12,882,401 Shares held in an account established by the investment member of Investors, 5,220,154 Shares held by CBL, 91,242 Shares held by Tynan, 18,528,401 Shares held by Mr. Lampert, 61,073 Shares held by Mr. Crowley and 210,000 Shares issuable upon the exercise of director stock options held by Mr. Crowley.

(2)       This number consists of 44,117,331 Shares held by ESL, 6,704 Shares held by Institutional, 12,882,401 Shares held in an account established by the investment member of Investors and 5,220,154 Shares held by CBL.

(3)       This number excludes shares subject to the Lock-Up Agreement described herein.

(4)       This number consists of 44,117,331 Shares held by ESL and 12,882,401 Shares held in an account established by the investment member of Investors.

(5)       This number consists of 6,704 Shares held by Institutional.

(6)       This number consists of 44,117,331 Shares held by ESL, 6,704 Shares held by Institutional, 12,882,401 Shares held in an account established by the investment member of Investors, 5,220,154 Shares held by CBL and 18,528,401 Shares held by Mr. Lampert.

(7)       This number consists of  91,242 Shares held by Tynan, 61,073 Shares held by Mr. Crowley and 210,000 Shares issuable upon the exercise of director stock options held by Mr. Crowley.

(c)    Except as set forth herein, there have been no transactions in Shares by any of the Filing Persons since July 26, 2010, the date of the last Amendment on Schedule 13D by the Filing Persons.

(d)    Not applicable.

(e)    Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 4 hereof is incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits

Exhibit 7:              Second Extension Agreement, dated December 16, 2010, among AutoNation, Inc., Toyota Motor Sales, U.S.A., Inc. and ESL Investments, Inc. and certain investment affiliates of ESL Investments, Inc. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by AutoNation, Inc. with the Securities and Exchange Commission on December 17, 2010)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2010

ESL PARTNERS, L.P.

By:         RBS Partners, L.P., as its general partner

By:         ESL Investments, Inc., as its general partner

By:                         /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By:         RBS Investment Management, L.L.C., as its general partner

By:         ESL Investments, Inc., as its manager

By:                         /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INVESTORS, L.L.C.

By:         RBS Partners, L.P., as its manager

By:         ESL Investments, Inc., as its general partner

By:                         /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INVESTMENTS, INC.

By:                         /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

CBL PARTNERS, L.P.

By:         ESL Investments, Inc., as its general partner

By:                         /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

TYNAN, LLC

By:                         /s/ William C. Crowley
Name:  William C. Crowley
Title:  Manager

RBS PARTNERS, L.P.

By:         ESL Investments, Inc., as its general partner

By:                         /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:         ESL Investments, Inc., as its manager

By:                         /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

EDWARD S. LAMPERT

/s/ Edward S. Lampert
Edward S. Lampert

WILLIAM C. CROWLEY

/s/ William C. Crowley
William C. Crowley

EXHIBIT INDEX

Exhibit No.            Description

7                              Second Extension Agreement, dated December 16, 2010, among AutoNation, Inc., Toyota Motor Sales, U.S.A., Inc. and ESL Investments, Inc. and certain investment affiliates of ESL Investments, Inc. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by AutoNation, Inc. with the Securities and Exchange Commission on December 17, 2010)